July 26, 2005

SENT VIA EDGAR

Donald Walker, Senior Assistant
Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Merchants and Manufacturers Bancorporation, Inc.
        Form 10-K for the fiscal year ended December 31, 2004
        Filed March 16, 2005
        File No. 000-21292

Dear Mr. Walker:

The following is the response of Merchants and Manufacturers Bancorporation, Inc. (the "Company") to the comment in the letter of the staff of the Securities and Exchange Commission dated July 14, 2005 relating to the Company's Form 10-K for the year ended December 31, 2004. For reference purposes, the text of the staff's comment letter has been reproduced below together with the Company's response to the comment.

Form 10-K filed on March 16, 2005

Notes to Consolidated Financial Statements

Note 14. Income Taxes, page 30

Comment No. 1

We note in your table on page 31 that you have a deferred tax asset valuation allowance equal to your net operating loss carryforwards for each period presented. Please tell us the following:

•	Explain what your net operating loss carryforwards are attributable to and when they are expected to expire. Refer to the disclosure requirements prescribed by paragraph 48 of SFAS 109;

•
Provide us with the analysis you performed that led you to conclude that it is more likely than not that these net operating loss carryforwards will not be realized. Refer to the authoritative guidance included in paragraph 17(e) of SFAS 109;

Donald Walker, Senior Assistant
Chief Accountant
July 26, 2005

Response to Comment No. 1

The net operating loss carryforwards are attributable to state net operating loss carryforwards which expire after 15 years.  Wisconsin is a separate return state, so even though the federal consolidated group of 22 corporations does not have a net operating loss, 6 of the 14 corporations in the consolidated group that file separate Wisconsin returns do have net operating loss carryforwards.

The Company, which is the first tier holding company for the consolidated group, has state net operating loss carryforwards which started in 1987.  Each year some of these NOL carryforwards expire unused while the most recent year’s NOLs are added.  A second tier holding company, Merchants Merger Corp., has state net operating loss carryforwards which started in 1991 and will begin to expire in 2006.  Other corporations in the consolidated group have state net operating loss carryforwards that are minimal and have not begun to expire.

98% of the state net operating loss carryforwards are attributable to the Company and Merchants Merger Corp. and these two corporations have no likelihood of generating state taxable income of their own to use the state NOL carryforwards.

The Company will expand the disclosure in the notes to the financial statements in future filings to address the maters discussed above.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 262-827-5632 if you have any questions on any of the responses to your comments.

Best regards,

Merchants and Manufacturers Bancorporation, Inc.

/s/ Frederick R. Klug

Frederick R. Klug
Executive Vice President and
Chief Financial Officer